SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October, 2008	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: October 1, 2008	By:	/S/ LESLIE O’DONOGHUE
		Name:	Leslie O’Donoghue
		Title:	Senior Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release dated October 1, 2008

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium to buy-back shares through a normal course issuer bid
October 1, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (“Agrium” or the “Company”) (TSX and NYSE: AGU) announced today that it has received approval from the Toronto Stock Exchange (TSX) to repurchase up to five percent of the number of its currently issued and outstanding common shares (being 7,899,116 common shares) through a normal course issuer bid (the “Bid”). The Bid will commence on October 6, 2008 and terminate on October 5, 2009. The shares purchased under the bid will be cancelled. Agrium presently has a total of 157,982,323 shares outstanding. The timing and exact number of shares purchased will be determined at Agrium’s discretion. All repurchases will be on the open market and are expected to be funded from existing cash. Agrium has not repurchased any of its shares for cancellation within the last twelve months.
“We believe the current price of our shares does not reflect Agrium’s achievements nor our strong future prospects,” said Mike Wilson, President and CEO. “Although we are announcing a buy back of up to five percent of our outstanding shares, that amount could be increased depending on our share price performance, future financial position and growth opportunities. This announcement demonstrates our commitment to build and strengthen shareholder value for all of Agrium’s stakeholders.”
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements including in respect of the ability of Agrium to fund purchases of its common shares pursuant to the Bid and the expected benefits of this Bid. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, market and business conditions, changes in the Company’s anticipated financing requirements and the method of financing such requirements and changes in securities and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com